SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                       DIGITIAL COURIER TECHNOLOGIES, INC.
                       -----------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    253838106
                                    ---------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [   ]                     Rule 13d-1(b)
                [ X ]                     Rule 13d-1(c)
                [   ]                     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)
                               Page 1 of 16 pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G

CUSIP No. 803893106                                           Page 2 of 16 Pages

1               Name of Reporting Person
                I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [_]
                                               b.  [X]

3               SEC Use Only

4               Citizenship or Place of Organization
                           NEW YORK

                                             5          Sole Voting Power
            Number of                                   0
              Shares
           Beneficially                      6          Shared Voting Power
             Owned By                                   0
               Each
            Reporting                        7          Sole Dispositive Power
              Person                                    0
               With
                                             8          Shared Dispositive Power
                                                        0

9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      0%

10              Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain
                Shares*
                                       [X]

11              Percent of Class Represented By Amount in Row (9)

                             0%

12              Type of Reporting Person*

                             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 803893106                                           Page 3 of 16 Pages

1               Name of Reporting Person
                I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON CAPITAL, LLC

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [_]
                                               b.  [X]

3               SEC Use Only

4               Citizenship or Place of Organization
                           NEW YORK

                                             5          Sole Voting Power
            Number of                                   0
              Shares
           Beneficially                      6          Shared Voting Power
             Owned By                                   0
               Each
            Reporting                        7          Sole Dispositive Power
              Person                                    0
               With
                                             8          Shared Dispositive Power
                                                        0

9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                      0

10              Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain
                Shares*
                                       [X]

11              Percent of Class Represented By Amount in Row (9)

                             0%

12              Type of Reporting Person*

                             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 803893106                                           Page 4 of 16 Pages

1               Name of Reporting Person
                I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [_]
                                               b.  [X]

3               SEC Use Only

4               Citizenship or Place of Organization
                           CAYMAN ISLANDS

                                             5          Sole Voting Power
            Number of                                   0
              Shares
           Beneficially                      6          Shared Voting Power
             Owned By                                   0
               Each
            Reporting                        7          Sole Dispositive Power
              Person                                    0
               With
                                             8          Shared Dispositive Power
                                                        0

9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                               0

10              Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain
                Shares*

                                                [X]

11              Percent of Class Represented By Amount in Row (9)

                             0%

12              Type of Reporting Person*
                             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 803893106                                           Page 5 of 16 Pages

1 Name of Reporting Person I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON PARTNERS I, LTD.

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [_]
                                               b.  [X]

3               SEC Use Only

4               Citizenship or Place of Organization

                  CAYMAN ISLANDS

                                             5          Sole Voting Power
            Number of                                   0
              Shares
           Beneficially                      6          Shared Voting Power
             Owned By                                   4,312,568
               Each
            Reporting                        7          Sole Dispositive Power
              Person                                    0
               With
                                             8          Shared Dispositive Power
                                                        4,312,568

9               Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  4,312,568

10              Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain
                Shares*

                                                  [  ]

11              Percent of Class Represented By Amount in Row (9)

                                     9.99 %

12              Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 803893106                                           Page 6 of 16 Pages


1               Name of Reporting Person
                I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                         BROWN SIMPSON ASSET MANAGEMENT, LLC

2               Check the Appropriate Box If a Member of a Group*
                                               a.  [_]
                                               b.  [X]
3               SEC Use Only
4               Citizenship or Place of Organization
                           NEW YORK

                                             5          Sole Voting Power
            Number of                                   0
              Shares
           Beneficially                      6          Shared Voting Power
             Owned By                                   4,312,568
               Each
            Reporting                        7          Sole Dispositive Power
              Person                                    0
               With
                                             8          Shared Dispositive Power
                                                        4,312,568

9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                        4,312,568

10              Check Box If the  Aggregate  Amount in Row (9) Excludes  Certain
                Shares*

                                       [_]

11              Percent of Class Represented By Amount in Row (9)

                                            9.99 %

12              Type of Reporting Person*
                             OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 16 Pages


Item 1(a)       Name of Issuer:

                Digital Courier Technologies, Inc. (the "Issuer")

Item 1(b)       Address of the Issuer's Principal Executive Offices:

                136 Heber Avenue, P.O. Box 8000, Suite 204, Park City, Utah

Item 2(a)       Name of Person Filing:

                This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


                (i)      Brown  Simpson  Strategic  Growth  Fund,  L.P.  ("BSSGF
                         L.P.");

                (ii)     Brown Simpson Capital, LLC ("Brown Simpson Capital");

                (iii)    Brown  Simpson  Strategic  Growth  Fund,  Ltd.  ("BSSGF
                         Ltd.");

                (iv) Brown Simpson Partners I, Ltd. ("Brown Simpson Partners I"); and

                (v) Brown Simpson Asset Management, LLC ("Brown Simpson Asset Management").

                This statement constitutes an initial filing for Brown Simpson Partners I. The General Partner of BSSGF L.P. is Brown Simpson Capital. Brown Simpson Asset Management serves as the investment manager to BSSGF Ltd. and Brown Simpson Partners I pursuant to separate investment management contracts. As of January 1, 2001, each of Matthew C. Brown, Peter D. Greene, Mitchell D. Kaye, and James R. Simpson holds a 25% interest in each of Brown Simpson Asset Management. Prior to December 31, 2000, BSSGF, L.P. and BSSGF Ltd. transferred all Shares of the issuer held for their respective accounts to Brown Simpson Partners I.

Item 2(b)       Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of BSSGF L.P., Brown Simpson Capital and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 21st Floor, New York, NY 10019. The address of the principal business office of each of BSSGF Ltd. and Brown Simpson Partners I is Walkers Attorneys-at-Law, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c)       Citizenship:

                (i)      BSSGF L.P. is a New York limited partnership;

                (ii) Brown Simpson Capital is a New York limited liability company;

                (iii)    BSSGF Ltd. is a Cayman Islands corporation;

                (iv)     Brown   Simpson   Partners   I  is  a  Cayman   Islands
                         corporation; and

                (v) Brown Simpson Asset Management is a New York limited liability company.

                                                              Page 8 of 16 Pages

Item 2(d)       Title of Class of Securities:

                        Common Stock, $.0001 par value (the "Shares")

Item 2(e)       CUSIP Number:

                        253838106

                If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 3.

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a)       Amount  Beneficially Owned:

                As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                    (i) Each of BSSGF L.P., BSSGF Ltd. and Brown Simpson Capital may be deemed to be the beneficial owner of 0 Shares.

                    (ii) Each of Brown  Simpson  Partners  I and  Brown  Simpson
                Asset Management may be deemed to be the beneficial owner of 4,312,568 Shares held for the account of Brown Simpson Partners
                I. This number assumes conversion of shares of preferred stock and the exercise of warrants held for the account of Brown Simpson Partners I.

Item 4(b)       Percent of Class:

                (i) The number of Shares of which each of BSSGF L.P., BSSGF Ltd. and Brown Simpson Capital may be deemed to be the beneficial owner constitutes 0% of the total number of Shares outstanding.

                (ii)The number of Shares of which each of Brown Simpson Partners I and Brown Simpson Asset Management may be deemed to be the beneficial owner constitutes approximately 9.99% of the total number of Shares outstanding (assuming the conversion of derivative securities held for the account of Brown Simpson Partners I).

Item 4(c)       Number of shares as to which such person has:

     BSSGF L.P.
     ----------

     (i)       Sole power to vote or to direct the vote:                       0

     (ii)      Shared power to vote or to direct the vote:                     0

     (iii)     Sole power to dispose or to direct the disposition of:          0

     (iv)      Shared power to dispose or to direct the disposition of:        0

     Brown Simpson Capital
     ---------------------

     (i)       Sole power to vote or to direct the vote:                       0

     (ii)      Shared power to vote or to direct the vote:                     0

     (iii)     Sole power to dispose or to direct the disposition of:          0

     (iv)      Shared power to dispose or to direct the disposition of:        0

     BSSGF Ltd.
     ----------

     (i)       Sole power to vote or to direct the vote:                       0

     (ii)      Shared power to vote or to direct the vote:                     0

     (iii)     Sole power to dispose or to direct the disposition of:          0

     (iv)      Shared power to dispose or to direct the disposition of:        0

     Brown Simpson Partners I
     ------------------------

     (i)       Sole power to vote or to direct the vote:               4,312,568

     (ii)      Shared power to vote or to direct the vote:                     0

     (iii)     Sole power to dispose or to direct the disposition of:  4,312,568

     (iv)      Shared power to dispose or to direct the disposition of:        0

     Brown Simpson Asset Management
     ------------------------------

     (i)       Sole power to vote or to direct the vote:               4,312,568

     (ii)      Shared power to vote or to direct the vote:                     0

     (iii)     Sole power to dispose or to direct the disposition of:  4,312,568

     (iv)      Shared power to dispose or to direct the disposition of:        0

                                                             Page 10 of 16 Pages

Item 5.         Ownership of Five Percent or Less of a Class:

                As of December 31, 2000, each of BSSGF L.P., BSSGF Ltd. and Brown Simpson Capital ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                The shareholders of Brown Simpson Partners I have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Brown Simpson Partners I in accordance with their ownership interests in Brown Simpson Partners I.

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the Security  Being  Reported on by the Parent  Holding
                Company:

                           This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 16 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2001        BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                By:  Brown Simpson Capital, LLC
                                     Its General Partner

                                By:  /S/ PETER D. GREENE
                                     ------------------------------------------
                                     Peter D. Greene
                                     Managing Principal


Date:  February 12, 2001        BROWN SIMPSON CAPITAL, LLC

                                By:  /S/ PETER D. GREENE
                                     ------------------------------------------
                                     Peter D. Greene
                                     Managing Principal


Date:  February 12, 2001        BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.
                                By: Brown Simpson Asset Management, LLC
                                    Its Investment Manager

                                By:  /S/ PETER D. GREENE
                                     ------------------------------------------
                                     Peter D. Greene
                                     Managing Principal


Date:  February 12, 2001        BROWN SIMPSON PARTNERS I, LTD.

                                By:  /S/ PETER D. GREENE
                                     ------------------------------------------
                                     Peter D. Greene
                                     Attorney-in-Fact

                                                             Page 12 of 16 Pages


Date:  February 12, 2001        BROWN SIMPSON ASSET MANAGEMENT, LLC

                                By:  /S/ PETER D. GREENE
                                     ------------------------------------------
                                     Peter D. Greene
                                     Managing Principal

                                                             Page 13 of 16 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

     B.   Joint Filing  Agreement, dated as of February 12, 2001,  by and between BSSGF L.P.,  BSSGF Ltd.,  Brown Simpson Capital,
          Brown  Simpson  Partners  I, Ltd.  and Brown  Simpson  Asset
          Management, LLC.............................................   14-15

     C.   Power of Attorney,  dated as of February 6, 2001, granted by
          Brown Simpson Partners I, Ltd. in favor of Matthew C. Brown,
          Peter  D.   Greene,   Mitchell   D.   Kaye,   and  James  R.
          Simpson.....................................................     16